April 1, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (954) 603-0522, (800) 899-7114 and (310) 208-1154

Mr. Robert Kohn, Chief Executive Officer
Global Realty Development Corp.
11555 Heron Bay Boulevard, Suite 200
Coral Springs, FL   33076

RE: Global Realty Development Corp.
File No. 000-32467
Form 10-KSB, 10-KSB/A No. 1 and No. 2 for the year ended December 31,
2006
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Kohn:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant